Exhibit 20



BELL TECHNOLOGY GROUP LTD. ANNOUNCES PROPOSED PRIVATE PLACEMENT
OF SENIOR NOTES AND WARRANTS



NEW YORK (BUSINESS WIRE), NEW YORK, MARCH 27, 1998 -- Bell Technology Group (Nasdaq SmallCap:BELT, BELTW) announced today that it intends, subject to market and other conditions, to raise up to $140 million in a private placement pursuant to Rule 144A of high yield securities.

                  The securities to be offered will not be registered under the Securities Act of 1933, as amended or applicable state securities laws, and will not be offered or sold absent registration under the Securities Act of 1933 and applicable state securities laws or available exemptions from registration requirements.

                  Bell Technology Group Ltd. is an Internet service provider engaged in the design, construction and provision of sophisticated Internet-based solutions to large and medium size business enterprises. The Company's services include: (i) high bandwidth dedicated Internet access, web hosting and co-location facilities, (ii) value-added systems and network integration, (iii) interactive development -- digital web design and web implementation and 3-dimensional animation, and (iv) instructor-led corporate training. The Company currently provides Internet services to over 450 clients in New York city.

                  THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


Contact:
                  Bell Technology Group Ltd.
                  Marc H. Bell, CEO & President
                  (212) 334-8501
                  marc_bell(pound)belltech.com